SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Key Technology, Inc.

(Name of Subject Company (Issuer))

Key Technology, Inc.

(Name of Filing Person, the Issuer)

Series B Convertible Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

493143200

(CUSIP Number of Class of Securities)

Thomas C. Madsen
Chairman and Chief Executive Officer
Key Technology, Inc.
150 Avery Street
Walla Walla, Washington 99362
(509) 529-2161

(Name, Address And Telephone Number Of Person Authorized To Receive Notices
And Communications On Behalf Of Filing Persons)

with a copy to:
Ronald L. Greenman
Kurt W. Ruttum
Tonkon Torp LLP
888 SW 5th Avenue, Suite 1600
Portland, Oregon 97204
(503) 221-1440

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$11,374,040.00	$2,274.81

*  Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series B Convertible Preferred Stock, $0.01 par value. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,274.81	Form or Registration Number: Schedule TO-I
Filing Party: Issuer	Date Filed: April 25, 2002

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

☐  Check the box if the filing is a final amendment reporting the results of a tender offer.

This Amendment No. 1, filed May 15, 2002, amends and supplements the Tender Offer Statement filed on Schedule TO on April 25, 2002 in connection with the offer (the “Exchange Offer”) by Key Technology, Inc., an Oregon corporation (the “Company”), to exchange one share of its Series D Convertible Preferred Stock, $0.01 par value, for each outstanding share of its Series B Convertible Preferred Stock, $0.01 par value. The Exchange Offer is being made upon the terms and subject to the conditions contained in the Offering Memorandum dated April 25, 2002 and the related Letter of Transmittal, along with the Offering Memorandum Supplement dated May 15, 2002 (the “Supplement”). Neither Section 21E of the Securities Exchange Act of 1934, as amended, nor Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995, apply to statements made in connection with the Exchange Offer.

ITEM 1.    SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement.

ITEM 4.    TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement.

ITEM 6.    PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

Item 6 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in the Supplement.

ITEM 10.    FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

(a) (1)  The information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001, and the information in the Offering Memorandum under the heading entitled “Where You Can Find Additional Information” is incorporated herein by reference.

(2)  The information set forth in part I entitled “Financial Information” of the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002, and the information in the Offering Memorandum under the heading entitled “Where You Can Find Additional Information” is incorporated herein by reference.

(3)  The information set forth in the Offering Memorandum under the heading entitled “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” is incorporated herein by reference.

(4)  At March 31, 2002, the book value per share of the Series B Preferred was $9.83 per share. At March 31, 2002, the book value per share of Common Stock was $5.42 per share.

(b) (1)  The information set forth in the Offering Memorandum under the heading entitled “Unaudited Historical and Pro Forma Condensed Financial Statements” is incorporated herein by reference.

(2)  The information set forth in the Offering Memorandum under the headings entitled “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” and “Unaudited Historical and Pro Forma Condensed Financial Statements” in the Offering Memorandum is incorporated herein by reference.

(3)  At March 31, 2002, the pro forma book value per share of the Series D Preferred was $9.83 per share. At March 31, 2002 the pro forma book value per share of Common Stock was $5.42 per share.

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ITEM 12.    EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a	)(1)(i)	Cover Letter to Series B Preferred Holders.*

(a	)(1)(ii)	Offering Memorandum dated as of April 25, 2002.*

(a	)(1)(iii)	Letter of Transmittal.*

(a	)(1)(iv)	Letter to Brokers, Dealers and other Nominees.*

(a	)(1)(v)	Form of Letter to Clients.*

(a	)(1)(vi)	Guaranteed Delivery Form.*

(a	)(1)(vii)	Offering Memorandum Supplement dated May 15, 2002.

(a	)(1)(viii)	Cover Letter dated May 15, 2002 to Series B Preferred Shareholders.

(a	)(1)(ix)	Transcript of Key’s Second Quarter 2002 Earnings Conference Call held on April 25, 2002.

(a	)(2)	Not applicable.

(a	)(3)	Not applicable.

(a	)(4)	Not applicable.

(a	)(5)(i)	Form of Certificate of Designation for Series D Preferred Stock.*

(b	)	Not applicable.

(d	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed on April 25, 2002

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Thomas C. Madsen
Name: Thomas C. Madsen Title: Chairman and Chief Executive Officer

Dated:  May 15, 2002

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

12(a)(1)(vii)	Offering Memorandum Supplement dated May 15, 2002.

12(a)(1)(viii)	Cover Letter dated May 15, 2002 to Series B Preferred Shareholders.

12(a)(1)(ix)	Transcript of Key’s Second Quarter 2002 Earnings Conference Call held on April 25, 2002.